

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2018

Shimon Alon
Chief Executive Officer
Attunity Ltd.
16 Atir Yeda Street, Atir Yeda Industrial Park
Kfar Saba 4464321, Israel

      Re: Attunity Ltd.
          Registration Statement on Form F-3
          Filed October 24, 2018
          File No. 333-227969

Dear Mr. Alon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297, or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Information Technologies
          and Services

cc: Howard E. Berkenblit